SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                                      UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                        XM SATELLITE RADIO HOLDINGS INC.
                                (Name of Issuer)


                      CLASS A COMMON STOCK, $.01 PAR VALUE
                         (Title of class of securities)

                                   983759-10-1
                                 (CUSIP Number)

                             Lewis Fickett III, Esq.
                              Edwards & Angell, LLP
                               101 Federal Street
                              Boston, MA 02110-1800
                                 (617) 439-4444
                 (Name, Address, and Telephone Number of person
                authorized to receive notices and communications)

                                 August 8, 2000
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box: [__].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

    Madison Dearborn Capital Partners III, L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

    OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

    Virginia

Number of              7      Sole Voting Power
Shares
Beneficially                  4,546,295,321*

Owned By               8      Shared Voting Power
Each
Reporting                     117,123,132**

Person With            9      Sole Dispositive Power

                              4,546,295,321*

                      10      Shared Dispositive Power

                              117,123,132**


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     4,663,418.453***

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

     13.58%****

14.  Type of Reporting Person

     PN

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

    Madison Dearborn Special Equity III, L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

    OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

    Delaware

Number of              7      Sole Voting Power
Shares
Beneficially                  100,944,132**

Owned By               8      Shared Voting Power
Each
Reporting                     4,562,042*

Person With            9      Sole Dispositive Power

                              100,944,132**

                      10      Shared Dispositive Power

                              4,562,042*


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     4,663,418.453***

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

     13.58%****

14.  Type of Reporting Person

     PN

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

    Special Advisors Fund I, LLC

2.  Check the Appropriate Box if a Member of a Group

    (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

    OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

    Delaware

Number of              7      Sole Voting Power
Shares
Beneficially                  16,179

Owned By               8      Shared Voting Power
Each
Reporting                     4,647,239.453***

Person With            9      Sole Dispositive Power

                              16,179

                      10      Shared Dispositive Power

                              4,647,239.453***


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     4,663,418.453***

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

     13.58%****

14.  Type of Reporting Person

     CO

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

    Madison Dearborn Partners III, L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

    OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

    Delaware

Number of              7      Sole Voting Power
Shares
Beneficially                  -0-

Owned By               8      Shared Voting Power
Each
Reporting                     4,663,418.453***

Person With            9      Sole Dispositive Power

                              -0-

                      10      Shared Dispositive Power

                              4,663,418.453***

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     4,663,418.453***

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

     13.58%****

14.  Type of Reporting Person

     PN

CUSIP No. 983759-10-1

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

    Madison Dearborn Partners, LLC

2. Check the Appropriate Box if a Member of a Group

   (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

    OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

    Cayman Islands

Number of              7      Sole Voting Power
Shares
Beneficially                  -0-

Owned By               8      Shared Voting Power
Each
Reporting                     4,663,418.453***

Person With            9      Sole Dispositive Power

                              -0-

                      10      Shared Dispositive Power

                              4,663,418.453***

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     4,663,418.453***

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

     13.58%****

14.  Type of Reporting Person

     CO

                                       Key

* This total of shares of Class A Common Stock $.01 par value ("Class A Stock") of XM Satellite Radio Holdings, Inc. ("Issuer") includes the shares of Class A Stock of which Madison Dearborn Capital Partners III, L.P. ("MDCP") or Madison Dearborn Special Equity III, L.P. ("MDSE") may acquire beneficial ownership upon the conversion of 48,914 shares of 8.25% Series C Convertible Redeemable Preferred Stock ("Preferred Stock") of the Issuer which MDCP purchased August 8, 2000. At this time, the 48,914 shares of Preferred Stock may be converted into 1,845,811.321 shares of Class A Stock.

** This total of shares of Class A Stock includes the shares of Class A Stock of which MDCP or MDSE may acquire beneficial ownership upon the conversion of 1,086 shares of Preferred Stock which MDSE purchased on August 8, 2000. At this time, the 1,086 shares of Preferred Stock may be converted into 40,981.132 shares of Class A Stock.

*** This total of shares of Class A Stock includes the Class A Stock of which MDCP, MDSE, Special Advisors Fund I, LLC ("Special Advisors"), Madison Dearborn III, L.P. ("MDP III") and Madison Dearborn Partners, LLC ("MDP") (collectively, the "Reporting Persons") may acquire beneficial ownership upon the conversion of 50,000 shares of Preferred Stock held by MDCP and MDSE. At this time, the 50,000 shares of Preferred Stock may be converted into 1,886,792.453 shares of Class A Stock.

**** This value for a percentage of Class A Stock owned by Reporting Persons reflects the shares of Class A Stock which may be acquired by Reporting Persons upon the conversion of 50,000 shares of Preferred Stock held by MDCP and MDSE as Class A Stock owned by Reporting Persons and as a portion of the total number of shares of Class A Stock outstanding.

Item 1.  Security and Issuer

This Statement relates to Class A Stock. The Issuer's principal executive offices are located at 1500 Eckington Place, NE Washington, DC 20002. The Reporting Persons (as defined below) have entered into a Joint Filing Agreement dated August 8, 2000, a copy of which is attached hereto as Exhibit 1.

Item 2.  Identity and Background

This Statement is being filed by MDCP, a Delaware limited partnership, MDSE, a Delaware limited partnership, Special Advisors, a Delaware limited liability company, MDP III, a Delaware limited partnership, and by MDP, a Delaware limited liability company. MDP III is the sole general partner of MDCP, MDSE and Special Advisors. MDP is the sole general partner of MDP III. Dispositive and voting powers of the Securities owned by MDP III are shared by MDP and an advisory committee of limited partners of MDP.

The principal business address of each of the Reporting Persons is Three First National Plaza, Suite 3800, Chicago, Illinois 60602.

MDCP, MDSE and Special Advisors are principally engaged in the business of investing in securities. MDP III is engaged primarily in the business of serving as a general partner for MDCP, MDSE and Special Advisors. MDP is engaged primarily in the business of serving as the general partner of MDP III.

This Statement covers the 2,776,626 shares of Class A Stock acquired by MDCP, MDSE and Special Advisors on October 8, 1999 and the shares of Class A Stock which MDCP and MDSE may acquire upon the conversion of the 50,000 shares of Preferred Stock which MDSE and MDCP purchased on August 8, 2000. At this time, the 50,000 shares of Preferred Stock may be converted into 1,886,792.453 shares of Class A Stock.

None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons' executive officers, managing directors or general partners (as applicable) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On October 6, 1999 and October 8, 1999, MDCP acquired 2,700,484 shares of Class A Stock, MDSE acquired 59,963 shares of Class A Stock and Special Advisors acquired 16,179 shares of Class A Stock by means of a conversion of a note and by direct purchases. MDCP invested $24,310,208.22 in the note, MDSE invested $539,791.78 in the note and Special Advisors invested $150,000 in the note. The note converted into 2,622,222 shares of Class A Stock for MDCP, 58,225 shares of Class A Stock for MDSE and 16,179 shares of Class A Stock for Special Advisors. MDCP purchased 78,262 shares of Class A Stock for $939,144 and MDSE purchased 1,738 shares of Class A Stock for $20,856. On August 8, 2000, MDCP purchased 48,914 shares of Preferred Stock and MDSE purchased 1,086 shares of Preferred Stock for a total purchase price of $50,000,000. The shares of Preferred Stock may be converted into shares of Class A Stock under a formula set forth in the Certificate of Designation filed by the Issuer with the Secretary of State of the State of Delaware on August 8, 2000. At this time, the price at which the shares of Preferred Stock may be converted into Class A Stock is $26.50. The Reporting Persons' sources of funds for these acquisitions of shares were capital contributions from the Reporting Persons' investors and working capital.

Item 4.  Purpose of Transaction

MDCP acquired the 2,700,484 shares of Class A Stock, MDSE acquired the 59,963 shares of Class A Stock and Special Advisors acquired the 16,179 shares of Class A Stock and MDCP purchased 48,914 of Preferred Stock and MDSE purchased 1,086 shares of Preferred Stock in order to demonstrate their commitment to the Issuer's long-term business plans and objectives.

Certain of MDCP's, MDSE's and Special Advisors' rights with respect to the Issuer are governed by an amended and restated shareholders agreement (the "Shareholders Agreement") dated as of August 8, 2000 by and among the Issuer, Special Advisors, MDCP, MDSE and certain other significant stockholders of the Issuer. Certain material provisions of the Agreement are described in detail in
Item 6 below. The Shareholders  Agreement is incorporated herein by reference as
Exhibit 2.

Except as described in this Item 4 and below in Item 6, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, and subject to the restrictions under the Shareholders Agreement, the Reporting Persons may determine to change their investment intent with respect to the Issuer at any time in the future. In determining from time to time whether to sell their shares of the Issuer's Class A Stock or Preferred Stock (and in what amounts) or to retain such shares, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.  Interest in Securities of the Issuer

The Reporting Persons may be deemed to be a part of a group (within the meaning of Section 13(d) of the Exchange Act) that is composed of the following entities by virtue of the Shareholders' Agreement: (1) General Motors Corporation ("General Motors"); (2) DIRECTV Enterprises, Inc. ("DIRECTV"); (3) Clear Channel Investments, Inc. ("Clear Channel"); (4) Motient Corporation ("Motient"); (5) Telcom-XM Investors, L.L.C. ("Telcom"); (6) Baron Asset Fund, Baron iOpportunity Fund and Baron Capital Asset Fund (collectively, "Baron"); (7) Columbia XM Radio Partners, LLC ("Columbia XM Radio"), Columbia Capital Equity Partners III (QP), L.P. ("Columbia Capital Equity") and Columbia XM Satellite Partners III, LLC ("Columbia XM Satellite and together with Columbia XM Radio and Columbia Capital Equity, "Columbia"); (8) AEA XM Investors I LLC and AEA XM Investors II LLC (collectively, "AEA"); and (9) American Honda Motor Co., Inc. ("Honda"). The Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Stock of the Issuer held by the other members of the group, and the filing of this Statement by the Reporting Persons shall not be construed as an admission by the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Class A Stock of the Issuer held by the other members of the group.

Based solely upon the Available Data, the Reporting Persons believe that, as of August 8, 2000, the other members of the group beneficially owned the number of shares of Class A Stock of the Issuer set forth in the table below, constituting in each case that percentage of the Class A Stock of the Issuer outstanding on August 8, 2000 set forth in the table. The Issuer's Series A convertible preferred stock is convertible into Class A Stock on a one-for-one basis. The Preferred Stock is convertible into shares of Class A Stock at the current conversion price of $26.50.

Name of Beneficial Owner            Number of Shares            Percentage
------------------------            ----------------            ----------
MOTIENT                                 16,757,262                 34.3%
GM                                      11,861,221                 27.0%
DIRECTV                                  6,307,969                 16.4%
CLEAR CHANNEL                            8,329,877                 25.8%
COLUMBIA                                 3,531,343                 10.9%
TELCOM                                   2,661,211                 8.2%
AEA                                      2,264,151                 7.0%
HONDA                                    1,886,792                 5.8%
BARON                                    2,253,314                 7.0%


Except for the transactions reported in this Statement, the Reporting Persons have not engaged in any other transactions in the Class A Stock within the past 60 days.

To the best knowledge of the Reporting Persons, none of the Reporting Persons' executive officers, managing directors or general partners (as applicable) has effected any transactions in the Class A Stock within the past 60 days.

Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, each of General Motors and DIRECTV acquired from the Issuer in a private placement 5,393,252 shares of the Issuer's Series A convertible preferred stock upon conversion of $50,000,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to each of General Motors and DIRECTV by the Issuer, at a conversion price of approximately $9.52 per share, (2) on October 8, 1999, each of General Motors and DIRECTV acquired 160,000 shares of the Issuer's Class A Stock in the Issuer's initial public offering (the "Offering"), at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock, and (3) on August 8, 2000, DIRECTV acquired 20,000 shares of the Preferred Stock at a purchase price of $1,000 per share.

Based solely upon the information set forth in the Issuer's Registration Statement, dated June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, Clear Channel acquired from the Issuer in a private placement 8,089,877 shares of Class A Stock upon conversion of
$75,000,000 principal amount (plus accrued interest) of a convertible subordinated note previously issued to Clear Channel by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, Clear Channel acquired 240,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock.

Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, Telcom acquired from the Issuer in a private placement 2,696,626 shares of Class A Stock upon conversion of $25,000,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to Telcom by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, Telcom acquired 80,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock.

Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999 Columbia acquired from the Issuer in a private placement 2,696,626 shares of Class A Stock upon conversion of $25,000,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to Telcom by the Issuer, at a conversion price of approximately $9.52 per share, (2) on October 8, 1999 Columbia acquired 80,000 shares of the Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock, (3) on August 8, 2000, Columbia XM Radio acquired 4,500 shares of the Preferred Stock at a purchase price of $1,000 per share, (4) on August 8, 2000, Columbia XM Satellite acquired 8,203.313 shares of the Preferred Stock at a purchase price of $1,000 per share, and (5) on August 8, 2000, Columbia Capital Equity acquired 7,296.687 acquired shares of the Preferred Stock at a purchase price of $1,000 per share.

Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) in January 1999, Motient loaned the Issuer approximately $21.4 million, in exchange for shares of common stock of the Issuer and a note convertible into additional shares of common stock of the Issuer, (2) on July 7, 1999, Motient acquired from XM Ventures, a trust established by Worldspace, all of Worldspace's debt and equity interests in the Issuer, other than a $75 million loan from Worldspace to the Issuer, in exchange for 8,614,244 shares of Motient's common stock, par value $.01 per share (the "Exchange Transaction"),
(3) immediately after the Exchange Transaction, the Issuer reorganized its capital structure and the shares of common stock of the Issuer owned by Motient were exchanged on a one-for-one basis for shares of Class B Common Stock and as a result, Motient owned 125 shares of Class B Common Stock of the Issuer, which constituted 100% of the outstanding Class B Common Stock, and which were the only shares of the Issuer's capital stock then outstanding; also as part of this reorganization, certain of the debt interests acquired by Motient in the Exchange Transaction were exchanged for a single convertible note issued by the Issuer, convertible into shares of the Issuer's Class B common stock, (4) in September 1999, the Issuer effected a 53,514 for 1 stock split and as a result, the 125 shares of Class B Common Stock then owned by Motient were exchanged for 6,689,250 shares of Class B Common Stock, (5) on October 8, 1999, upon the completion of the Offering, all of the convertible notes of the Issuer owned by Motient converted into 11,182,926 shares of Class B Common Stock and as a result of this conversion, as of October 8, 1999, Motient owned an aggregate of 17,872,176 shares of Class B Common Stock, (6) on October 8, 1999, Motient acquired 200,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock, and (7) on January 17, 2000, Motient transferred 1,314,914 shares of the Issuer's Class A Stock to Baron Asset Fund pursuant to the terms of a note issued by Motient to Baron Asset Fund.

Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on August 8, 2000, AEA XM Investors I LLC acquired 6,869 shares of the Preferred Stock at a purchase price of $1,000 per share, and (2) on August 8, 2000, AEA XM Investors II LLC acquired 53,131 shares of the Preferred Stock at a purchase price of $1,000 per share.

Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and in the Available Data, the Reporting Persons believe that on August 8, 2000, Honda acquired 50,000 shares of the Preferred Stock at a purchase price of $1,000 per share.

Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and in the Available Data, the Reporting Persons believe that: (1) on January 17, 2000, Baron Asset Fund acquired 1,314,914 shares of the Issuer's Class A Stock from Motient pursuant to the terms of a note issued by Motient to Baron Asset Fund, (2) on August 8, 2000, Baron Asset Fund acquired 31,000 shares of the Preferred Stock at a purchase price of $1,000 per share, (3) on August 8, 2000, Baron iOpportunity Fund acquired 2,000 shares of the Preferred Stock at a purchase price of $1,000 per share, and (4) on August 8, 2000, Baron Capital Asset Fund acquired 2,000 shares of the Preferred Stock at a purchase price of $1,000 per share.

The Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Stock of the Issuer beneficially owned by the Reporting Persons.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Shareholders' Agreement

Governance Provisions. The Issuer's board of directors consists of eleven members, one of whom is selected by Telcom, one of whom is selected by General Motors or DIRECTV, one of whom is selected by Clear Channel, one of whom is selected by AEA Investors, five of whom are selected by Motient, and two independent directors, one of whom must be approved by Motient, and one of whom must be approved by a majority of the other parties to the Shareholders' Agreement. Following receipt of approval of the FCC to transfer control of the Issuer from Motient to a diffuse group of shareholders, the Issuer's board of directors will consist of ten members, one of whom will be selected by Telcom, one of whom will be selected by General Motors or DIRECTV, one of whom will be selected by Clear Channel, one of whom will be selected by AEA Investors, three of whom will be selected by Motient, two independent directors of recognized industry experience and stature whose nominations must be approved by Motient and the other parties to the Shareholders' Agreement, and one of whom will be the Issuer's President and Chief Executive Officer. The foregoing board rights are subject to the parties to the Shareholders' Agreement maintaining their original investment or certain minimum share percentages in the Issuer.

Conversion of Class B Stock to Class A Stock. The Class B Stock owned by Motient is convertible into Class A Stock, on a one-for-one basis, at any time at Motient's discretion. In addition, under the Shareholders' Agreement, the holders of a majority of the outstanding shares of Class A Stock, which must include at least 20% of the public holders of the Class A Stock, may require conversion by Motient. This conversion will not be effected, however, if the FCC does not approve the transfer of control of the Issuer from Motient to a diffuse group of shareholders.

Non-Competition. Motient has agreed not to compete with the Issuer in the satellite radio business in the United States for so long as Motient holds 5% of the Issuer's common stock and for a period of three years following any transfer which results in Motient owning less than 5% of the Issuer's common stock.

Registration Rights Agreement

In addition to the contracts and agreements described above and in Item 4 above, MDCP, MDSE and Special Advisors have certain registration rights with respect to the Securities, pursuant to an amended and restated registration rights agreement, dated as of August 8, 2000 (the "Registration Rights Agreement"), by and among the Issuer, MDCP, MDSE and Special Advisors and certain other stockholders named therein. Commencing July 7, 2000, certain stockholders that are party to the Registration Rights Agreement are entitled to demand registration with respect to their Class A Stock, including shares issuable upon conversion of other securities. The Series C investors receive their demand right beginning on August 9, 2000. These rights are subject to the Issuer's right to defer the timing of a demand registration and an underwriters' right to cut back shares in an underwritten offering. In addition to these demand rights, following the Issuer's commencement of commercial operation, parties to the Registration Rights Agreement holding, in the aggregate, the shares of Class A Stock having a fair market value of not less than $25,000,000, may request the Issuer to file a registration statement pursuant to Rule 415. The Series C investors also have a right to demand registration upon a change of control of the Company. Parties to the Registration Rights Agreement also have rights to include their Class A Stock in registered offerings initiated by the Issuer, other than an offering for high yield debt.


Item 7            Material to be Filed as Exhibits

Exhibit 1. Amended and Restated Shareholders' Agreement, dated as of August 8, 2000, by and among XM Satellite Radio Holdings Inc., Motient Corporation, Baron Asset Fund, Baron iOpportunity Fund, Baron Capital Asset Fund, Clear Channel Investments, Inc., Columbia XM Radio Partners, LLC, Columbia Capital Equity Partners III (QP), L.P., Columbia XM Satellite Partners III, LLC, DIRECTV Enterprises, Inc., General Motors Corporation, MDCP, Special Advisors, MDSE, American Honda Motor Co., Inc. and Telcom-XM Investors, L.L.C. (incorporated by reference to the Issuer's to Exhibit 10.1 to Amendment No. 1 to the Issuer's Registration Statement on Form S-1 (File No. 333-39176)).

Exhibit 2.  Amended and  Restated  Registration  Rights  Agreement,  dated as of
August 8, 2000, by and among XM Satellite Radio Holdings Inc., Motient Corporation, Baron Asset Fund, Baron iOpportunity Fund, Baron Capital Asset Fund, Clear Channel Investments, Inc., Columbia XM Radio Partners, LLC, Columbia Capital Equity Partners III (QP), L.P., Columbia XM Satellite Partners III, LLC, DIRECTV Enterprises, Inc., General Motors Corporation, MDCP, Special Advisors, MDSE, American Honda Motor Co., Inc. and Telcom-XM Investors, L.L.C. (incorporated by reference to the Issuer's to Exhibit 10.2 to Amendment No. 1 to the Issuer's Registration Statement on Form S-1 (File No. 333-39176)).

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:   August 8, 2000

Date:   August 8, 2000             MADISON DEARBORN CAPITAL PARTNERS III, L.P.

                                   By Madison Dearborn Partners III, L.P.,
                                       its General Partner

                                   By Madison Dearborn Partners, LLC,
                                       its General Partner


                                   By:  /s/ Paul J. Finnegan
                                        ----------------------------------------
                                        Paul J. Finnegan, its Managing Director

Date:   August 8, 2000             MADISON DEARBORN SPECIAL EQUITY III, L.P.

                                   By Madison Dearborn Partners III, L.P.,
                                       its General Partner

                                   By Madison Dearborn Partners, LLC,
                                       its General Partner


                                   By:  /s/  Paul J. Finnegan
                                        ----------------------------------------
                                        Paul J. Finnegan, its Managing Director


Date:  August 8, 2000              SPECIAL ADVISORS FUND I, LLC

                                   By Madison Dearborn Partners III, L.P.,
                                       its Manager

                                   By Madison Dearborn Partners, LLC,
                                       its General Partner

                                   By:  /s/  Paul J. Finnegan
                                        ----------------------------------------
                                        Paul J. Finnegan, its Managing Director


Date:   August 8, 2000             MADISON DEARBORN PARTNERS III, L.P.

                                   By Madison Dearborn Partners, LLC,
                                       its General Partner

                                   By:  /s/  Paul J. Finnegan
                                        ----------------------------------------
                                        Paul J. Finnegan, its Managing Director


Date:   August 8, 2000             MADISON DEARBORN PARTNERS, LLC


                                   By:  /s/  Paul J. Finnegan
                                        ----------------------------------------
                                        Paul J. Finnegan, its Managing Director

                                  Exhibit Index

Exhibit
1.       Joint filing agreement attached following this page

2. Amended and Restated Shareholders Agreement between and among MDCP, MDSE, Special Advisors, the Issuer and certain other significant stockholders of the Issuer is incorporated by reference from the Issuer's registration statement filed on a form S-1/A on August 17, 2000.

3. Amended and Restated Registration Rights Agreement between and among MDCP, MDSE, Special Advisors, the Issuer and certain other significant stockholders of the Issuer is incorporated by reference from the Issuer's Registration Statement filed on form S-1/A on August 17, 2000.

                                     EXHIBIT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of Class A Stock, $.01 par value, of XM Satellite Radio Holdings, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement.

Date:      August 8, 2000

Date:      August 8, 2000          MADISON DEARBORN CAPITAL PARTNERS III, L.P.

                                   By Madison Dearborn Partners III, L.P.,
                                       its General Partner

                                   By Madison Dearborn Partners, LLC,
                                       its General Partner

                                   By:  /s/  Paul J. Finnegan
                                        ----------------------------------------
                                        Paul J. Finnegan, its Managing Director


Date:   August 8, 2000             MADISON DEARBORN SPECIAL EQUITY III, L.P.

                                   By Madison Dearborn Partners III, L.P.,
                                       its General Partner

                                   By Madison Dearborn Partners, LLC,
                                       its General Partner

                                   By:  /s/  Paul J. Finnegan
                                         ---------------------------------------
                                        Paul J. Finnegan, its Managing Director


Date:   August 8, 2000             SPECIAL ADVISORS FUND I, LLC

                                   By Madison Dearborn Partners III, L.P.,
                                       its Manager

                                   By Madison Dearborn Partners, LLC,
                                       its General Partner

                                   By:  /s/  Paul J. Finnegan
                                         ---------------------------------------
                                        Paul J. Finnegan, its Managing Director


Date:   August 8, 2000             MADISON DEARBORN PARTNERS III, L.P.

                                   By Madison Dearborn Partners, LLC,
                                       its General Partner

                                   By:  /s/  Paul J. Finnegan
                                         ---------------------------------------
                                        Paul J. Finnegan, its Managing Director

Date:   August 8, 2000             MADISON DEARBORN PARTNERS, LLC


                                   By:  /s/  Paul J. Finnegan
                                         ---------------------------------------
                                        Paul J. Finnegan, its Managing Director